UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

459824-20-7

(CUSIP Number)

Chan Kien Sing
Berjaya Lottery Management (H.K.) Limited
Lot 13-01A, Level 13 (East Wing)
Berjaya Times Square, No. 1, Jalan Imbi
55100 Kuala Lumpur
Malaysia
011-603-2149 1999

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88677Q109
1	NAME OF REPORTING PERSONS Berjaya Lottery Management (H.K.) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,245,317
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 9,245,317
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,245,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common stock, no par value per share (the “Common Stock”), of International Lottery & Totalizator Systems, Inc., a California corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 6, 1998 (the “Initial Schedule”) on behalf of Berjaya Lottery Management (H.K.) Limited (“Berjaya”), as previously amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 22, 2008 (“Amendment No. 1”), and by Amendment No. 2 to Schedule 13D filed with the Commission on March 25, 2014 (“Amendment No. 2”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Schedule.  All items or responses not described herein remain as previously reported in the Initial Schedule, as amended by Amendment No. 1 and Amendment No. 2.

Item 2.	Identity and Background.

Information as to the identity and background of the directors and executive officers of Berjaya and Berjaya Toto is set forth in Appendix A attached to Amendment No. 2, which is incorporated herein by reference. All such officers and directors are citizens of Malaysia.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended and supplemented to add the following:

On or about July 10, 2013, Berjaya and the Issuer began discussions regarding Berjaya’s desire to become the sole shareholder of the Issuer and the Issuer’s desire to terminate its registration and reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Berjaya and the Issuer determined that the most expeditious means by which the foregoing objectives could be accomplished would be for the Issuer to reincorporate from California to Delaware (the “Reincorporation”) by means of a merger with and into a wholly-owned Delaware subsidiary (“ILTS Delaware”) and, thereafter, for the ILTS Delaware to effect a reverse stock split on outstanding shares of its common stock (the “Reverse Stock Split”).

On January 8, 2014, the Issuer and ILTS Delaware entered into an Agreement and Plan of Merger in order to effect the Reincorporation.  Simultaneously, an amendment to the certificate of incorporation of ILTS Delaware was approved in order to effect the Reverse Stock Split.

On January 9, 2014, Berjaya approved the Reincorporation and the Reverse Stock Split by written consent.

Effective as of December 30, 2014, the Issuer merged with and into ILTS Delaware, with ILTS Delaware as the surviving corporation.  ILTS Delaware then effected the Reverse Stock Split, effective December 31, 2014, at 5:00 p.m. Eastern Time, resulting in Berjaya becoming the sole shareholder of ILTS Delaware.  ILTS Delaware (as successor to the Issuer) then terminated its registration and reporting obligations under the Exchange Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover page to this Amendment No. 3 and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.
Agreement and Plan of Merger, dated as of January 8, 2014, by and between the Issuer and ILTS Delaware (incorporated by reference to Appendix A to the Issuer’s Definitive Information Statement on Schedule 14C, filed with the Commission on December 9, 2014)

2.
Certificate of Amendment to Certificate of Incorporation of ILTS Delaware (incorporated by reference to Appendix E to Amendment No. 1 to the Issuer’s Definitive Information Statement on Schedule 14C, filed with the Commission on December 9, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 2, 2015	BERJAYA LOTTERY MANAGEMENT (H.K.) LIMITED

		By:	/s/ Chan Kien Sing
		Name:	Chan Kien Sing
		Title:	Director